August 1, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Titan Medical Inc.
Registration Statement on Form F-3 (File No. 333-232898) filed on July 30, 2019

Acceleration Request
Requested Date:	August 2, 2019
Requested Time:	4:00 p.m. (Eastern Time)

Dear Sir / Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on behalf of Titan Medical Inc. (the “Company”) to become effective on the Requested Date at the Requested Time set forth above, or as soon thereafter as practicable.

The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.  Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

TITAN MEDICAL INC.

By:	/s/ Stephen Randall
Stephen Randall
Chief Financial Officer